Exhibit 99.1

Seaspan Corporation
Unit 2, 2nd Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 – 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782 www.seaspancorp.com

FOR IMMEDIATE RELEASE

SEASPAN ANNOUNCES BOARD CHANGES

Larry Simkins and David Sokol to Join as Directors

HONG KONG, April 10, 2017 – Seaspan Corporation (NYSE: SSW) announced today that its Board of Directors has appointed Larry Simkins, President, Chief Executive Officer and Director of the Washington Companies (“WashCo”), to its Board to replace Graham Porter, who has resigned as a Director of the company to focus on other personal and professional commitments. Following Seaspan’s 2017 Annual General Meeting, it is anticipated that the Board will expand from eight to nine members and will add David Sokol, a Director of WashCo and experienced executive, as a Director.

WashCo, through its affiliates Deep Water Holdings, LLC and Copper Lion, Inc., is Seaspan’s largest shareholder with ownership of approximately 50 percent of Seaspan’s outstanding shares. WashCo today is filing an amendment to its Schedule 13D with the Securities and Exchange Commission to reflect, among other things, the appointment of Mr. Simkins and the anticipated appointment of Mr. Sokol, two of its nominees, to Seaspan’s Board. The Washington Companies were founded by industrialist and entrepreneur Dennis R. Washington and are privately held companies active in the core industries of rail and marine transportation, mining, aviation, environmental remediation and restoration services, and heavy equipment sales and service.

Gerry Wang, Chief Executive Officer, Co-Chairman and Co-Founder of Seaspan, commented, “We are pleased to welcome fresh perspectives and ideas from Larry, and later this month from David, as representatives from our largest shareholder and proven business leaders. We are encouraged by recent positive signs of a recovery in the global container shipping market, and believe that the newly constituted Board will enhance our ability to capture emerging opportunities, benefitting the company and all of our shareholders.”

Kyle Washington, Co-Chairman and Co-Founder of Seaspan, added, “On behalf of the Board, I would like to thank Graham for his many years of service and contributions to Seaspan – a company we, together with Gerry, built into the world’s leading containership leasing business. We wish Graham all the best in his future endeavors and know that Seaspan is well-positioned for the future, and in good hands with our incumbent and new Directors, both of whom I know and respect from our many years working together at the Washington Companies.”

Larry Simkins said, “I am excited to have the opportunity to contribute to a great company in Seaspan, which I have followed closely as an investor for many years. Seaspan has created an unsurpassed containership leasing platform, and I too am encouraged by signs of a market recovery. I look forward to working closely with Gerry, who I have known for a long time and is a pioneer in the industry, as well as the full Board to build on the company’s successes and create sustainable value for shareholders.”

David Sokol added, “Seaspan is clearly an industry leader that provides critical services to world-class liner companies. I see an opportunity for Seaspan to solidify its industry position even further as the market improves, and I look forward to engaging with the other Directors and management to support that growth when I am appointed to the Board.”

Seaspan and Gerry Wang have agreed in principle to amend his employment agreement to remove transaction fees and enter into discussions in regard to further amendments to his employment agreement and compensation package. In addition, Seaspan and Seaspan Financial Services Ltd., an entity owned and controlled by Graham Porter, have agreed in principle to terminate the Financial Services Agreement between the parties. Seaspan may, from time to time, engage Graham Porter or his affiliates to provide advisory services on specific transactions, as approved by its Board.

About Larry Simkins

Mr. Simkins currently serves as President, CEO and Director of the Washington Companies, providing leadership and direction to the companies by serving as a member of the Board of Directors for each individual company. The Washington Companies are an international group of privately-owned companies transacting business in the areas of rail transportation, marine transportation, mining, environmental construction, heavy equipment sales, and aviation products. Mr. Simkins previously served as a Director of the Federal Reserve Bank of Minneapolis.

About David Sokol

Mr. Sokol has founded three companies in his career to date, taken three companies public and, as Chairman and CEO of MidAmerican Energy Holdings Company, he sold the company to Berkshire Hathaway, Inc. in 2000. Mr. Sokol continued with Berkshire Hathaway until he retired in March 2011 in order to manage his family business investments. Mr. Sokol currently sits on two corporate boards and is a member of the executive committee of the board of directors of the Horatio Alger Association of Distinguished Americans. Over Mr. Sokol’s 38-year career, he has chaired five corporate boards and over a dozen charitable or community boards.

About The Washington Companies

The Washington Companies, founded by industrialist and entrepreneur Dennis R. Washington, are privately held companies active in the core industries of rail and marine transportation, mining, aviation, environmental remediation and restoration services, and heavy equipment sales and service. The companies are headquartered throughout Montana, the Pacific Northwest and western Canada and conduct business internationally.

About Seaspan

Seaspan provides many of the world’s major shipping lines with creative outsourcing alternatives to vessel ownership by offering long-term leases on large, modern containerships combined with industry leading ship management services. Seaspan’s managed fleet consists of 114 containerships representing a total capacity of over 915,000 TEU, including 11 newbuilding containerships on order scheduled for delivery to Seaspan and third parties by the end of 2018. Seaspan’s current operating fleet of 88 vessels has an average age of approximately six years and average remaining lease period of approximately five years, on a TEU weighted basis.

Seaspan has the following securities listed on The New York Stock Exchange:

Symbol:	Description:

SSW	Class A common shares
SSW PR D	Series D preferred shares
SSW PR E	Series E preferred shares
SSW PR G	Series G preferred shares
SSW PR H	Series H preferred shares
SSWN	6.375% senior unsecured notes due 2019

For Investor Relations Inquiries:

Mr. David Spivak

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2580

Mr. Michael Sieffert

Director, Corporate Finance

Seaspan Corporation

Tel. 778-328-6490

For Seaspan Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

For Washington Company Media Inquiries:

Ms. Anna Cordasco / Mr. Jared Levy / Ms. Nikki Ritchie

Sard Verbinnen & Co

Tel. 212-687-8080

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